UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)

Under the Securities Exchange Act of 1934

IWeb, Inc.

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

46603Y307

(CUSIP Number)

Ratanaphon Wongnapachant
c/o IWeb, Inc.
121/34, RS Tower, 8th Floor
Ratchadaphisek Road, Din Daeng Sub-district, din Daeng District,
Bangkok, Thailand
+825-23680129

(Name, Address and Telephone Number of Persons Authorized to

 Receive Notices and Communications)

March 25, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46603Y307

1	Name of Reporting Person. Ratanaphon Wongnapachant
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Thailand

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 12,955,000
	8	Shared Voting Power 0
	9	Sole Dispositive Power 12,955,000
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,955,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 34.4%(1)
14	Type of Reporting Person IN

1. Based on 37,697,500 shares of common stock, par value $0.0001, outstanding as of March 18, 2018 as set forth by the Issuer in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 20, 2018. All share numbers above reflect a 1-for-2 reverse stock split effected by the Company on March 13, 2018.

Introductory Statement

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends and supplements the statement on Schedule 13D filed on June 8, 2017, with respect to shares of common stock, par value $0.0001 per share (the “Common Stock”), of IWeb Inc., a Nevada corporation (the “Issuer”). All share numbers have been adjusted to reflect a 1-for-2 reverse stock split, which became effective on March 13, 2018. Except as otherwise provided herein, each Item of the Initial Statement, as amended, remains unchanged.

Item 4.  Purpose of Transaction

The information contained in Item 6 of this Schedule 13D is incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer

Item 5 of the Initial Statement is hereby amended and restated as follows:

The percentage of the class of securities set forth below is based on 37,697,500 shares of common stock, par value $0.0001, outstanding as of March 18, 2018 as set forth by the Issuer in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 20, 2018.

(a)	The aggregate number of the class of securities beneficially owned by the Reporting Person is 12,955,000 and the percentage of the class of securities beneficially owned by the Reporting Person is 34.4%.

(b)	The number of shares as to which the Reporting Person has:

(i) Sole power to vote or to direct the vote: 12,955,000 shares

(ii) Shared power to vote or to direct the vote: 0 shares

(iii) Sole power to dispose or to direct the disposition of: 12,955,000 shares

(iv) Shared power to dispose or to direct the disposition of: 0 shares

(c)	Other than as described herein, the Reporting Person has not engaged in any transaction involving the Issuer’s common stock.

(d)	Not applicable.

(e)	Not applicable

 Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Initial Statement is hereby amended and supplemented as follows:

On March 25, 2018, the Reporting Person entered into a series of Share Transfer Agreements (collectively, the “Transfer Agreements”) pursuant to which the Reporting Person sold an aggregate of 5,000,000 shares of Common Stock for an aggregate purchase price of $5,000,000 in private transactions. The Transfer Agreements contain customary representations, warranties and covenants.

The foregoing description of the Transfer Agreements does not purport to be complete and is qualified by reference to the full text of the Transfer Agreements filed herewith as Exhibits 99.2, 99.3 and 99.4.

Item 7.  Material to be Filed as Exhibits

Item 7 of the Initial Statement is hereby amended and supplemented as follows:

Exhibit	Description

99.1	Share Exchange Agreement, dated May 15, 2017, by and among IWeb, Inc., Enigma Technology International Corporation and the Enigma Stockholders named therein.†
99.2	Share Transfer Agreement, dated March 25, 2018, by and between Ratanaphon Wongnapachant and Chor Wah Choi.
99.3	Share Transfer Agreement, dated March 25, 2018, by and between Ratanaphon Wongnapachant and Oi Ming Denise Tang.
99.4	Share Transfer Agreement, dated March 25, 2018, by and between Ratanaphon Wongnapachant and Antonio Chan.

†	Previously filed.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 10, 2018

/s/ Ratanaphon Wongnapachant
Ratanaphon Wongnapachant